

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4710

April 4, 2016

Mr. David J. Nasca
President and Chief Executive Officer
Evans Bancorp, Inc.
One Grimsby Drive
Hamburg, NY 14075

> **Re: Evans Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 29, 2016**
> **File No. 333-210443**

Dear Mr. Nasca:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Debt Securities, page 5

Terms of Debt Securities, page 7

1. We note in your disclosure on page 7 that your debt securities may be exchangeable for securities of "another issuer." Please note that even if you have an exemption available for the offer and sale of these third-party securities, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. For guidance, please refer to the Securities Act Compliance and Disclosure Interpretation 203.03 and the June 24, 1996 Morgan Stanley & Co. Incorporated no action letter. If you wish to include the third party securities, please give us your analysis explaining why registration under the Securities Act is not required. If you do not wish to offer third-party securities underlying any debt securities, please remove these references from the prospectus.

Ex. 5.1 Legality Opinion, page 3

2.　　Please have counsel revise the last paragraph of its opinion to remove the inappropriate limitation on reliance as to a person. Refer to Section II.B.3.d of Staff Legal Bulletin N.19 (CF), dated October 14, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Ms. Elizabeth Cook, Esq.